FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release dated December 15, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: January 30, 2006

 By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Cusac Extends Taurus II Open Pit Gold Zones

For Immediate Release.  Vancouver, BC, December 15, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports assays from the final holes in the Company’s most recent 18 hole, 3400 meter diamond drilling campaign have extended the bulk tonnage Taurus II gold target at least 255 meters to the west from previously reported hole SV-06.  The Taurus II bulk tonnage disseminated gold target area is now at least 1.5 km E-W by 1 km N-S in extent and remains open in both directions.

Diamond drill hole SV-07 had 12.25 meters grading 1.11 grams per tonne Au within a very broad zone with relatively consistent gold mineralization grading 0.53 grams per tonne Au over 50.25 m.  This hole had prominent quartz veining, alteration and sulphide mineralization.  Hole SV-08, collared in-between SV-06 and SV-07 returned 1.10 grams per tonne Au over 13.45 meters with similar geology.  Holes SV-09, 10 and 11 did not return significant assay intervals but had various gold intercepts in the 0.5 to 1.0 m range in altered basalt host rock.

Significant Composite Assay Intervals
Hole	From (m)	To (m)	Core Length (m)	Au (g/tonne)
05SV-07	150.05	200.30	50.25	0.53
including	167.40	194.60	27.20	0.70
	176.25	194.60	18.35	0.95
	176.25	188.50	12.50	1.11

05SV-08	120.90	136.60	16.20	0.97
including	120.90	134.35	13.45	1.10

05SV-09	no significant intercepts
05SV-10	no significant intercepts
05SV-11	no significant intercepts

Cusac Gold Mines, Ltd. has a dominant land position in the Cassiar gold district in northern BC and owns the Table Mountain mine and mill with probable reserves of 44,000 tons at 0.49 ounces per ton Au covered by a 43-101 compliant Pre-Feasibility Study which supports the Company's plans to re-open the Cusac Mill to take advantage of the recent upsurge in the world gold price.  The Company owns 100% of the new Taurus II discovery and controls a significant portion of the advanced stage Taurus Project 3 km to the north drilled in the 1990's by Cyprus Canada.  Majority owner American Bonanza Gold Corporation has commissioned an independent, third-party economic scoping study of the Taurus Project by a major engineering firm

Cusac Vice President of Exploration Lesley Hunt summarizes the Company’s 2005 exploration season as follows.  "The broad low grade disseminated gold intercepts in almost all of the Taurus II drill holes suggests that we might be in the very early stages of discovery of a significant sized open pit gold orebody.  We have an excellent 43-101 report dated October, 2005 which recommends a $1.53 million program of continued exploration at Taurus II during the coming 2006 season which will expand and better define the low grade, bulk tonnage gold potential.

Cusac CEO David Brett provided the following statement on 2005’s results and plans for 2006:

“Our strategy in 2005 was to open up a new front of opportunity for shareholders by identifying major open pit gold mine potential on claims we already own at Cassiar.  I’m proud to say that our talented team has achieved this goal with Taurus II now showing great promise. With gold prices cresting the US$500 mark recently, management believes that the prospect of recommencing production at the high-grade Table Mountain Mine is more compelling than ever.  My vision for 2006 is to see aggressive exploration continuing at Taurus II as well as recommencement of gold production within the year.”

George Sanders, M.Sc, P.Geo is a Qualified Person as defined by National Instrument 43-101 and has reviewed the technical content of this News Release.  Acme Analytical Laboratories of Vancouver, B.C., prepared all assays reported above.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.